NORTHGATE TO SPEAK AT DENVER GOLD FORUM -
UPDATE ON KEMESS NORTH PROJECT

VANCOUVER, September 20, 2007 – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) confirmed today that it is meeting with federal and provincial government authorities this week to discuss the recent Panel recommendation report, dated September 17, 2007, for the Kemess North project (the "Project").

Northgate will be providing an update on the status of the Project at the upcoming Denver Gold Forum on Tuesday, September 25, 2007 at 12:55 pm EDT (10:55 am MDT), where Ken Stowe, President and CEO, will be making a presentation.

The Denver Gold Forum will be providing a live webcast of the presentation and can be accessed on the following website: http://events.onlinebroadcasting.com/denvergold/092407/index.php

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NORTHGATE MINERALS CORPORATION is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a proven and probable reserve of 4.1 million ounces of gold and the Young-Davidson property in northern Ontario with a total resource base of 2.1 million ounces of gold. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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FORWARD-LOOKING STATEMENTS:

This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate’s expectations are disclosed under the heading "Risk and Uncertainties" in Northgate’s 2006 Annual Report and under the heading "Risk Factors" in Northgate’s 2006 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Ms. Keren R. Yun
Manager, Investor Relations
416-216-2781
kyun@northgateminerals.com